September 29, 2016
VIA EDGAR
Danilo Castelli
Attorney Advisor
U.S. Securities and Exchange Commission
Office of Real Estate and Commodities
Washington, D.C.

 Re: Eco-Waste Power, Inc.
  Offering Statement on Form 1-A
  Filed July 27, 2016
      File No. 024-10587

Dear Mr. Castelli:

 On behalf of Eco-Waste Power, Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Tuesday October 4th, 2016, or as soon as practicable.

 In making this request, Eco-Waste Power, Inc. acknowledges that:

* Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Eco-Waste Power, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

* Eco-Waste Power, Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 408-427-5356 or by e-mail at chaisevidal@gmail.com.

Sincerely,

By: Chaise Vidal
Its: Chief Executive Officer